Exhibit 1(a)


                      [Sara Lee Corporation Letterhead]


 PERSONAL AND CONFIDENTIAL



 July 8, 1998



 Board of Directors
 Chock full o' Nuts Corporation
 370 Lexington Avenue
 New York, New York 10017

 Attn.: Mr. Marvin Haas

 Gentlemen:

 We have carefully followed Chock full o' Nuts over the past two years and have discussed with management from time to time the merits of a combination of our two companies. We agree with management's assessment that the coffee industry will continue to consolidate and believe that our businesses will likely be more competitive in combination than stand-alone. Our combined businesses will have significantly greater geographic coverage and organizational scale in the food service sector and substantially broader marketing and financial resources.

 We believe that a combination of Chock full o' Nuts with the coffee business of Sara Lee, on the terms set forth below, will serve the best interests of our respective stockholders. Accordingly, we were disappointed to hear last week that you have no interest in pursuing such a transaction. This is the same response we received in writing last August 20th, when we then expressed our interest.

 Sara Lee proposes to acquire all of the outstanding shares of common stock of Chock full o' Nuts for $9.50 per share (in cash and/or shares of common stock of Sara Lee), representing a 46% premium to the Company's closing stock price on June 25, 1998 (the day Goldman Sachs, our representative, met with management to discuss a possible transaction). We hope that you will view our proposal as an excellent opportunity for the Chock full o' Nuts stockholders to realize the full value of their shares to an extent not likely to be available to them in the marketplace in the foreseeable future. We are confident that, if asked, your stockholders would agree. You may wish to consider that Sara Lee's stock price has appreciated by over 40% since last August 20th while, during the same period, the value of your share has remained essentially unchanged.

 Our proposal is based only on available public information. We may be able to improve our proposal if you were to provide us with further information. We could conclude our review of any additional information quite rapidly.

 In addition, we wish to express our strong desire to preserve the continuity of Chock full o' Nuts management and would hope and expect that certain key members of your management team would become part of the combined business. To ensure such continuity, we anticipate entering into appropriate employment agreements with key senior officers of Chock full o' Nuts as part of the transaction.

 The proposal outlined in this letter has been approved by the Board of Directors of Sara Lee and is subject to the receipt of other customary approvals and execution of a definitive agreement containing mutually acceptable terms. The contents of this letter and the existence of any discussions between Sara Lee and Chock full o' Nuts should not be disclosed to any party other than the Board of Directors and representatives of Chock full o' Nuts.

 We have tried to proceed in an orderly and constructive manner to discuss a possible transaction with you. We would strongly prefer to work with you and your management towards the prompt consummation of a negotiated transaction. We welcome the opportunity to meet with you and your representatives as soon as practical to discuss our proposal and the Chock full o' Nuts business in greater detail. We are confident that a transaction can be promptly and successfully concluded.

 We would hope that following further discussions you will come to share our enthusiasm about the benefits of this transaction. We look forward to your early response and will plan to be in touch within the next two weeks.


 Sincerely,


 /s/ C. Steven McMillan
 C. Steven McMillan